Exhibit (a)(1)(D)

Offer to Purchase

All Outstanding Ordinary Shares

of

Playa Hotels & Resorts N.V.

at

$13.50 per share, in cash

Pursuant to the Offer to Purchase, dated February 24, 2025 by

HI Holdings Playa B.V.

an indirect wholly owned subsidiary of

Hyatt Hotels Corporation

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

5:00 P.M. NEW YORK CITY TIME,

ON APRIL 25, 2025

UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

February 24, 2025

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

HI Holdings Playa B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Buyer”) and an indirect wholly-owned subsidiary of Hyatt Hotels Corporation, a Delaware corporation (“Parent”) has appointed Georgeson LLC, a wholly-owned subsidiary of Computershare Trust Company, N.A. to act as the information agent in connection with Buyer’s offer to purchase all of the outstanding ordinary shares, par value €0.10 per share (the “Shares”), of Playa Hotels & Resorts N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands (“Playa”), at a cash price equal to $13.50, less any applicable withholding taxes and without interest, on the terms and subject to the conditions set forth in the Offer to Purchase, dated as of February 24, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

THE BOARD OF DIRECTORS OF PLAYA HAS RECOMMENDED THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER ALL OF THEIR SHARES PURSUANT TO THE OFFER.

We urge you to contact your clients promptly. Please note that the Offer and any withdrawal rights will expire at 5:00 p.m., New York City time on April 25, 2025 (the “Expiration Time”), unless Buyer has extended the Offer pursuant to and in accordance with the Purchase Agreement, dated as of February 9, 2025, by and among Parent, Buyer and Playa (as it may be amended from time to time, the “Purchase Agreement”) (in which event the “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Buyer, will expire).

The conditions to the Offer are described in Section 16 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, enclosed herewith are copies of the following documents:

(1) Offer to Purchase, dated as of February 24, 2025;

(2) Playa’s solicitation/recommendation statement on Schedule 14D-9, dated as of February 24, 2025;

(3) Letter of Transmittal for use in accepting the Offer and tendering Shares and for the information of your clients, including Internal Revenue Service Form W-9;

(4) A Notice of Guaranteed Delivery to be used to accept the Offer if the required documents cannot be delivered to Computershare Trust Company, N.A. (the “Depositary”) prior to the Expiration Time or if the procedure for delivery by book-entry transfer cannot be completed prior to the Expiration Time;

(5) a printed form of letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of a nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

(6) return envelope addressed by mail to: Computershare Trust Company, N.A., PO Box 43011, Providence, RI 02940-3011.

The Offer is being made pursuant to the Purchase Agreement, dated as of February 9, 2025, by and among Parent, Buyer and Playa (as it may be amended from time to time, the “Purchase Agreement”). Unless the Offer is earlier terminated, the Offer will expire at 5:00 p.m., New York City time, on April 25, 2025 (the “Expiration Time,” unless the Offer is extended in accordance with the Purchase Agreement, in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Buyer, will expire). If the conditions to the consummation of the Offer are satisfied, Buyer will, after giving the required notice, commence a subsequent offering period (the “Subsequent Offering Period”) on the first business day after the date at which the Offer expires (taking into account any extensions). During the Subsequent Offering Period, Buyer will offer to purchase additional Shares at the Offer Consideration, less any applicable withholding taxes and without interest, for a period of five business days. The Purchase Agreement provides, among other things, that beginning on the final date on which Shares tendered during the Subsequent Offering Period are accepted for payment and paid for, subject to the fulfilment of certain conditions, Parent and Buyer shall be required to effectuate, or cause to be effectuated, and Playa and its subsidiaries shall effectuate, if permissible under applicable law, the following transactions (jointly referred to as the “Back-End Transactions”):

•

prior to the statutory triangular merger (juridische driehoeksfusie) of Playa (as disappearing company) with and into Playa Hotels & Resorts Merger Sub B.V. (as acquiring company) (“New Merger Sub”), with Playa Hotels & Resorts New TopCo B.V. (“New TopCo”) allotting class A shares of New TopCo to Playa’s shareholders (other than Buyer) (“New TopCo A Shares”) and class B shares of New TopCo to Buyer in accordance with Sections 2:309 et seq. and 2:333a of the Dutch Civil Code as contemplated by and in accordance with the terms of the merger proposal and accompanying explanatory notes filed with the Dutch trade registry (the “Triangular Merger”) becoming effective, Playa shall, in its capacity as sole shareholder of New TopCo, resolve to effectuate the cancellation of all outstanding New TopCo A Shares following the effective time of the Triangular Merger (the “Cancellation”);

•	Playa, New TopCo and New Merger Sub shall execute the notarial deed effecting the Triangular Merger no later than 23:59, local time, on the closing date of the Subsequent Offering Period;

•

promptly after the Triangular Merger becomes effective but prior to the Cancellation becoming effective, Buyer shall grant a loan to New TopCo for an amount in cash made available to New TopCo as immediately available funds equal to the product of (A) the number of New TopCo A Shares that will be issued and outstanding at the effective time of the Cancellation and (B) the Offer Consideration (such product being the amount needed for New TopCo to make the repayment and distribution to the holders of New TopCo A Shares as part of the Cancellation) (the “Loan”);

•

after the granting of the Loan but prior to the effective time of the Cancellation, the management board of New TopCo shall resolve on approving the Cancellation in accordance with applicable law, provided that the management board of New TopCo at such time does not know nor reasonably foresee that following the Cancellation New TopCo cannot continue to pay its due and payable debts; and

•	subject to the foregoing steps having been completed, the Cancellation shall become effective at 0:30, local time on the date that the Triangular Merger becomes effective.

Accordingly, upon completion of the Back-End Transactions, Playa will no longer be a publicly traded company and will cease to exist, and the listing of the Shares on NASDAQ Stock Market LLC (“NASDAQ”) will have been terminated. Playa will file a Form 15 shortly thereafter and the Shares will be deregistered under the Securities Exchange Act of 1934, as amended, resulting in the cessation of Playa’s reporting obligations with respect to the Shares thereunder. Upon completion of the Back-End Transactions, each Playa shareholder that did not tender its Shares prior to the expiration of the Subsequent Offering Period will cease to hold any Shares and will receive an amount in cash equal to (i) the Offer Consideration multiplied by the number of Shares held by such minority shareholder immediately prior to the Back-End Transactions (the “Cancellation Consideration”), (ii) less any applicable withholding taxes, including any Dutch dividend withholding tax (dividendbelasting) due in respect of the Cancellation, and without interest. Shareholders are encouraged to read the Offer to Purchase for a description of the consequences of the Dutch dividend withholding tax.

Consummation of the Offer is subject to certain conditions, including, (i) immediately prior to the expiration of the Offer (as extended in accordance with the Purchase Agreement) the number of Shares validly tendered, and not validly withdrawn (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the Expiration Time), together with any Shares then owned by Parent or its affiliates, equals at least 80% of Playa’s issued and outstanding share capital immediately prior to the Expiration Time (the “Minimum Condition”) (or, under certain circumstances specified therein, 75% of Playa’s issued and outstanding share capital immediately prior to the Expiration Time), (ii) no applicable law or order (whether temporary, preliminary or permanent), entered, enacted, promulgated, enforced or issued by any court or other governmental authority of competent jurisdiction shall be in effect that prohibits, renders illegal or enjoins, the consummation of the Offer, the Back-End Transactions (or any component thereof), or the other transactions contemplated by the Purchase Agreement or that imposes a condition or requires a remedy that Buyer is not required to accept or agree to under the Purchase Agreement, (iii) the representations and warranties of Playa in the Purchase Agreement are, as of the Expiration Time (or such earlier date as specified therein), either, as applicable, (a) true and correct in all respects, (b) true and correct in all but de minimis respects, (c) true and correct in all material respects or (d) true and correct except where the failure of such representations and warranties to be so true and correct (without regard to any qualifications or exceptions contained as to materiality or Company Material Adverse Effect (as defined in the Purchase Agreement)) would not have a Company Material Adverse Effect, (iv) Playa shall have performed and complied with, in all material respects, those covenants and obligations under the Purchase Agreement that are required to be performed by it at or prior to the Expiration Time, (v) since February 9, 2025, there shall not have been any event, circumstance or condition that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (as defined in the Purchase Agreement), (vi) the resignations or dismissal, by a general meeting of Playa, of the members of the Board of Directors of Playa (“Playa Board”) as contemplated by the Purchase Agreement, shall have been obtained, (vii) the Governance Resolutions and the Back-End Transaction Resolutions (each as defined in the Purchase Agreement) shall have been adopted at the extraordinary general meeting of the shareholders of Playa (the “EGM”) or a subsequent EGM and shall not have been revoked, modified or amended in any way at any general meeting of Playa held after the EGM or the relevant subsequent EGM, as applicable, (viii) Playa shall have delivered to Buyer a certificate signed by an executive officer of Playa, dated as of the Expiration Time, certifying that the offer conditions specified in (iii), (iv), and (v) above have been satisfied, (ix) the receipt of required approvals relating to anti-competition filings, or the expiration or termination of their respective waiting periods, including any extensions shall have been received and be in full force and effect or their relevant waiting periods (and any extension thereof) shall have expired or been terminated, and (x) the Purchase Agreement shall not have been terminated in accordance with its terms.

The Offer is also subject to other conditions as described in the Offer to Purchase. See Section 16—“Conditions of the Offer” of the Offer to Purchase. Neither the consummation of the Offer nor the Back-End Transactions is subject to any financing condition.

The applicable withholding taxes, including Dutch dividend withholding tax (dividendbelasting), and other taxes, if any, imposed on the consideration received by non-tendering holders of New TopCo A Shares in the Back-End Transactions may be different from, and in many cases greater than, the taxes imposed upon such holders had they tendered their Shares pursuant to the Offer or during the Subsequent Offering Period, depending on matters specific to such holder. The withholding tax applicable to the Cancellation Consideration will include a 15% Dutch dividend withholding tax to the extent the Cancellation Consideration exceeds the average paid up capital recognized for Dutch dividend withholding tax purposes of the New TopCo A Shares immediately prior to the Cancellation becoming effective, unless an exemption or reduction of Dutch dividend withholding tax is applicable to any particular holder. According to Playa’s calculations, the average paid up capital recognized for Dutch dividend withholding tax purposes of the New TopCo A Shares is expected to be lower than the Cancellation Consideration. As a result, it is currently expected that Dutch dividend withholding tax is to be withheld in respect of the Cancellation Consideration (except in the event a particular holder of New TopCo A Shares timely demonstrates to New TopCo’s sole satisfaction that such holder is entitled to receive its Cancellation Consideration free of Dutch dividend withholding tax as described below). Playa will submit a request to the Dutch tax authorities to seek advance tax clearance on the amount of average paid up capital recognized for Dutch dividend withholding tax purposes of the New TopCo A Shares. Unless any holder of New TopCo A Shares prior to the Cancellation demonstrates to New TopCo’s sole satisfaction that such shareholder is entitled to receive its Cancellation Consideration free of Dutch dividend withholding tax and New TopCo is able to exclude such holder from the tax withholding process, New TopCo will deduct and withhold from the Cancellation Consideration payable to each such holder such amount of Dutch dividend withholding tax it is required to deduct and withhold with respect to the making of such payment under Dutch tax law and shall remit the amount so deducted and withheld to the Dutch tax authorities. In such cases, New TopCo will not apply any reductions of, or exemptions from, Dutch dividend withholding tax at source based on Dutch domestic law, EU law or any treaty for the avoidance of double taxation and any regulations for claiming relief thereunder. All amounts that are so deducted and withheld as required by applicable law shall be treated for all purposes as having been paid to the relevant holder of New TopCo A Shares. Whether or not you are ultimately liable for such tax or entitled to other relief will depend on your personal circumstances, and accordingly, if such tax is not ultimately applicable to you or if you are entitled to other relief, you may be able to recover such amounts or claim other relief therefrom.

After careful consideration, the Playa Board, among other things, has (a) determined that, on the terms and subject to the conditions set forth in Purchase Agreement, the Purchase Agreement, the Offer and the other transactions contemplated by the Purchase Agreement (including the Back-End Transactions) are in the best interests of Playa and the sustainable success of its business, having considered the interests of its shareholders, employees and other relevant stakeholders, (b) approved the terms and conditions of the Purchase Agreement, the Offer and the other transactions contemplated by the Purchase Agreement and the execution, delivery and performance of Playa’s obligations under the Purchase Agreement and (c) resolved, on the terms and subject to the conditions set forth in the Purchase Agreement, to support the Offer and the other transactions contemplated by the Purchase Agreement and to recommend acceptance of the Offer by Playa’s shareholders.

Furthermore, the Playa Board recommends that Playa shareholders vote “for” each of the items contemplated by the Purchase Agreement to require a vote of Playa shareholders at the EGM. At the EGM, Playa shareholders will be requested to vote on approval of, subject to certain specified conditions, (a) the appointment of directors designated by Buyer to the Playa Board to replace then-current directors of Playa who are expected to resign from the Playa Board effective as of the settlement of the Offer (“Closing”), (b) the full and final discharge of the current members of the Playa Board in respect of his or her acts of management or supervision, as applicable, up to and including the date of the EGM, effective as of the Closing, (c) entering into the Triangular Merger and approval of the Cancellation, and (d) other matters contemplated by the Purchase Agreement.

For purposes of the Offer, Buyer will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to Buyer and not validly withdrawn as, if and when Buyer gives oral or written notice to the Depositary of Buyer’s acceptance for payment of the Shares in the Offer. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) timely confirmation of a book-entry transfer of such Shares (“Book-Entry Confirmations”) into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in the Offer to Purchase, (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when the Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

Buyer is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Buyer becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, Buyer will make a good faith effort to comply with any such law. If, after such good faith effort, Buyer cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Buyer by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Buyer.

In order for a shareholder to validly tender Shares pursuant to the Offer, either (a) a Letter of Transmittal (or email thereof) (by Eligible Institutions only), properly completed and duly executed, with any required signature guarantees, (or, in the case of book-entry transfer, an Agent’s Message if submitted in lieu of a Letter of Transmittal), and any other documents required by the Letter of Transmittal, should be sent to and timely received by the Depositary, and a timely Book-Entry Confirmation should be delivered, all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase, or (b) the tendering shareholder must comply with the guaranteed delivery procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase. No alternative, conditional or contingent tenders will be accepted. Shares tendered by the Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until such Shares to which such Notice of Guaranteed Delivery relates and the required documents are received by the Depositary prior to the Expiration Time.

Neither Buyer nor Parent will pay any fees or commissions to any broker or dealer or other person (other than to Georgeson LLC in its capacity as Information Agent and Computershare Inc. and Computershare Trust Company, N.A. in their capacities as the Depositary, as described in the Offer to Purchase) for making solicitations or recommendations in connection with the Offer. You will be reimbursed by Buyer upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your customers.

Questions and requests for additional copies of the enclosed materials may be directed to the Information Agent or the undersigned at the address and telephone numbers set forth on the back cover of the enclosed Offer to Purchase.

Very truly yours,

Georgeson LLC

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF BUYER, PARENT, THE DEPOSITARY OR THE INFORMATION AGENT OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.

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